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                                                              EXHIBIT (a)(5)(vi)

                          RENT-A-CENTER, INC. ANNOUNCES
                                  REDUCTION IN
                             SENIOR TERM DEBT SOUGHT


PLANO, TEXAS, MAY 1, 2003 - Rent-A-Center, Inc. (the "Company") (Nasdaq/NNM:
RCII), the largest rent-to-own operator in the country, announced today that it will be seeking $400 million of new term debt in connection with its senior debt refinancing efforts, rather than the $450 million of such debt previously announced. The reduction in anticipated term debt is as a result of the Company's $50 million increase in the size of its subordinated debt offering announced earlier today. The revised senior credit facility package sought by the Company would accordingly total $600 million, rather than the $650 million previously announced, and would consist of the $400 million term loan, a $120 million revolving credit facility and an $80 million synthetic term loan.

Rent-A-Center, Inc., headquartered in Plano, Texas currently operates 2,551 company-owned stores nationwide and in Puerto Rico. The stores generally offer high-quality, durable goods such as home electronics, appliances, computers, and furniture and accessories to consumers under flexible rental purchase agreements that generally allow the customer to obtain ownership of the merchandise at the conclusion of an agreed-upon rental period. ColorTyme, Inc., a wholly owned subsidiary of the Company, is a national franchisor of 321 rent-to-own stores, 309 of which operate under the trade name of "ColorTyme," and the remaining 12 of which operate under the "Rent-A-Center" name.

This press release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "could," "estimate," "should," "anticipate," or "believe," or the negative thereof or variations thereon or similar terminology. Although the Company believes that the expectations reflected in such forward-looking statements will prove to be correct, the Company can give no assurance that such expectations will prove to have been correct. The actual future performance of the Company could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to: changes in interest rates; changes in the credit markets; the ability to enter into a new senior credit agreement containing terms acceptable to the Company; the closing of the financing to repurchase the Company's 11% senior subordinated notes; and the other risks detailed from time to time in the Company's SEC filings, including but not limited to, its annual report on Form 10-K for the year ended December 31, 2002. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except as required by law, the Company is not obligated to publicly release any revisions to these forward-looking statements to reflect the events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.


CONTACTS FOR RENT-A-CENTER, INC.:

David E. Carpenter                      Robert D. Davis
Director of Investor Relations          Chief Financial Officer
(972) 801-1214                          (972) 801-1204
dcarpenter@racenter.com                 rdavis@racenter.com